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                            May 13, 2020

       David F. Morris
       Executive Vice President and Chief Financial Officer
       Aegion Corporation
       17988 Edison Avenue
       Chesterfield, Missouri 63005-1195

                                                        Re: Aegion Corporation
                                                            Form 10-K filed
March 2, 2020
                                                            Form 8-K filed May
5, 2020
                                                            File No. 001-35328

       Dear Mr. Morris:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2019

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation
       Results of Operations, page 38

   1. We note you have presented gross profit, gross profit margin, operating expenses, and consolidated net income
(loss) excluding certain charges. These items appear to be non-
                                                        GAAP measures. Please
tell us how you complied with Item 10(e) of Regulation S-K.
                                                        This comment also
applies to your discussion of your segment results beginning on page
                                                        43.
       Form 8-K filed May 5, 2020

       Exhibit 99.1
       Statement of Operations Reconciliation, page 8

   2. It appears that your reconciliations on pages 8 and 9 are non-GAAP income statements.
 David F. Morris
Aegion Corporation
May 13, 2020
Page 2
         Please tell us how you considered Question 102.10 from the Division's Compliance and
         Disclosure Interpretations for Non-GAAP financial measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameDavid F. Morris                           Sincerely,
Comapany NameAegion Corporation
                                                            Division of
Corporation Finance
May 13, 2020 Page 2                                         Office of Real
Estate & Construction
FirstName LastName